UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Synthorx, Inc.

(Name of Subject Company)

THUNDER ACQUISITION CORP.

AVENTIS INC.

SANOFI

(Names of Filing Persons — Offerors)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

87167A103

(Cusip Number of Class of Securities)

Karen Linehan

Executive Vice President Legal Affairs and General Counsel

Sanofi

54, Rue La Boétie, 75008

Paris, France

Telephone: 011 + 33 1 53 77 40 00

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Michael J. Aiello, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
N/A	N/A
*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.

Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

On December 9, 2019, Sanofi, a company under the laws of France (“Sanofi”), with its registered office at 54 rue La Boétie, 75008 Paris, France, issued a press release relating to Sanofi’s new strategy to drive innovation and growth. A portion of the press release (excerpted below) relates to Sanofi’s proposed acquisition of Synthorx, Inc by way of a cash tender offer (the “tender offer”).

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The company also announced plans to acquire Synthorx, Inc. which will bolster its immuno-oncology (IO) pipeline with both a proprietary IO platform synergistic with Sanofi’s existing therapeutics platforms, and a lead IO candidate (THOR-707) being explored across multiple solid tumor types both alone and in combination with immune checkpoint inhibitors and other future IO combinations. Additional details can be found here: https://www.sanofi.com/en/media-room/press-releases

This filing relates solely to preliminary communications made before the commencement of the tender offer.